15027574

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
DEC 02 2015
Wash., D.C.
189

SEC FILE NUMBER
8- 46630

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/14 (MM/DD/YY) AND ENDING 09/30/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
The Oil & Gas Asset Clearinghouse II, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 N. Sam Houston Pkwy W, Ste 150
(No. and Street)

Houston	TX	77067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jennifer Polito 832-601-7602
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hein & Associates LLP
(Name – *if individual, state last, first, middle name*)

500 W Dallas Street, Ste 2500	Houston	TX	77002
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ty 12/3

aB 12/3

OATH OR AFFIRMATION

I, Harrison Williams, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Oil & Gas Asset Clearinghouse II, LLC, as of September 30, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TERRELL T GERARD
My Commission Expires
May 23, 2019

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE OIL & GAS ASSET CLEARINGHOUSE II, LLC

INDEX

HEIN

Hein & Associates LLP
500 Dallas St., Suite 2500
Houston, Texas 77002

www.heincpa.com
P 713.850.9814
F 713.850.0725

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
The Oil & Gas Asset Clearinghouse II, LLC
Houston, Texas

We have audited the accompanying statement of financial condition of The Oil & Gas Asset Clearinghouse II, LLC (the "Company") as of September 30, 2015 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of The Oil & Gas Asset Clearinghouse II, LLC as of September 30, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in schedules I and II (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of The Oil & Gas Asset Clearinghouse II, LLC's financial statements. The Supplemental Information is the responsibility of The Oil & Gas Asset Clearinghouse II, LLC's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Supplementary Information contained in schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hein & Associates LLP

Hein & Associates LLP

Houston, Texas
November 30, 2015

THE OIL & GAS ASSET CLEARINGHOUSE II, LLC

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2015

ASSETS

CURRENT ASSETS:		
Cash and cash equivalents	$	22,543
Prepaid expense		6,581
Total current assets		29,124
TOTAL ASSETS	$	29,124

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	$	–
MEMBER'S EQUITY		29,124
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	29,124

See accompanying notes to these financial statements.

THE OIL & GAS ASSET CLEARINGHOUSE II, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED SEPTEMBER 30, 2015

Revenues:		
Auction Commissions	$	5,326,515
Retention Fees	$	208,879
Total Revenues	$	5,535,394
Cost of Services	$	1,522,983
Gross Profit	$	4,012,411
OPERATING EXPENSES:		
Management service fee	$	166,566
Administrative fee	$	22,814
Regulatory fees	$	40,774
Occupancy fees	$	6,663
General and administrative	$	3,658,483
Total Operating Expenses	$	3,895,300
NET INCOME	$	117,111

See accompanying notes to these financial statements.

THE OIL & GAS ASSET CLEARINGHOUSE II, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2015

	Receivable from affiliate	Member's Equity	Total Member's Equity
BALANCES, October 1, 2014	$(4,726,434)	$ 4,749,348	$ 22,914
Cash Payment on IC Affl.	$ 3,000,000		$3,000,000
Cash Distribution		(3,000,000)	(3,000,000)
Net income		117,111	117,111
Intercompany Receivable	$ (110,901)		$ (110,901)
BALANCES, September 30, 2015	$(1,837,335)	$ 1,866,459	$ 29,124

See accompanying notes to these financial statements.

THE OIL & GAS ASSET CLEARINGHOUSE II, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2015

OPERATING ACTIVITIES:	
Net income	$ 117,111
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in IC Affl.	(110,901)
Change in prepaid expenses	(1,210)
NET CASH FLOW FROM OPERATING ACTIVITIES	$5,000
FINANCING ACTIVITIES:	
Cash Distribution	($3,000,000)
Cash payment of IC Affl.	3,000,000
NET CASH FLOW FROM FINANCING ACTIVITIES	$0
INCREASE IN CASH AND CASH EQUIVALENTS	$5,000
CASH AND CASH EQUIVALENTS, beginning of year	17,543
CASH AND CASH EQUIVALENTS, end of year	$ 22,543

See accompanying notes to these financial statements.

THE OIL & GAS ASSET CLEARINGHOUSE II, LLC

NOTES TO FINANCIAL STATEMENTS

1. **BUSINESS:**

The Oil & Gas Asset Clearinghouse II, LLC (the "Clearinghouse" or the "Company") was incorporated in the state of Delaware on January 1, 2005. The Company is a registered direct participation program broker-dealer under the Securities Exchange Act of 1934 (the "Securities Act"). The Company provides transaction services through a combination of open-outcry bidding and the Company's proprietary internet bidding platform to facilitate a competitive marketplace for oil and gas properties. Property marketplace services are delivered through a property auction, where sellers pay the Company a percentage of the sale value. The Company is a wholly owned subsidiary of Marketplace Holdings, LLC. On February 9, 2015, Centergate Capital A, LLC purchased Marketplace Holdings, LLC and its subsidiaries. Centergate Capital A, LLC was formed on January 6, 2015 by a fund managed by Centergate Capital Partners, LLC, a private equity firm. In accordance with Accounting Standards Update 2014-17, the Company has elected to not apply push-down accounting due to the change in control.

The Company entered into a Management Services Agreement (MSA) with The Oil and Gas Clearinghouse, LLC (OGAC) in October 2009. Under the terms of the MSA, OGAC pays the Company a monthly retention fee in exchange for use of the broker-dealer license in its auction and negotiated transactions operations. The Company, which has no employees or facilities of its own, records OGAC monthly management service, administrative, and occupancy fees in exchange for administrative, payroll, and other services. The MSA renews automatically for successive one-year periods unless terminated by either party upon 30 to 180 days advance notice.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:**

Use of Estimates – In preparing the financial statements in conformity with U.S. generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The Company considers all highly liquid instruments purchased with an original maturity of 90 days or less to be cash equivalents.

Revenue Recognition and expenses – The Company generates revenue by providing dealer/manager services to affiliates. The Company receives a set monthly retention fee as specified in the MSA with OGAC. Revenue is recognized as earned. All auction related revenues/expenses are initially incurred by OGAC and billed to the Company under the MSA agreement. As a result, the Company does not pay or retain any cash from revenues recorded or expenses incurred. The Company records a net payable/receivable to OGAC for the difference between revenues generated from the Company's auctions and expenses incurred on behalf of the Company by OGAC. In accordance with the MSA, OGAC allocates to the Company general and administrative costs based upon the

proportion of the Company's auction revenues to OGAC's total revenues in the previous year. The proportion of the Company's revenue percentage is then multiplied by OGAC's total general & administrative costs in the current year and allocated to the Company. The Company has recorded the net receivable from OGAC as a contra equity account at September 30, 2015.

Income Taxes – As a limited liability company, the Company is not a taxable entity under the provisions of the Internal Revenue Code and, accordingly, the accompanying financial statements do not reflect a provision for the Company for federal income taxes. The tax effect of the Company's transactions related to this entity is the responsibility of its sole member. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statement. The Company is no longer subject to federal and state income tax examinations by tax authorities for years before 2011.

The Company is subject to the Texas state margin tax and incurred $0 of margin taxes in fiscal year 2015.

Credit Risk – Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company places its cash with financial institutions that management believes are creditworthy.

During Fiscal 2015, the Company had one customer that accounted for more than 10% of the Company's revenues.

3. **NET CAPITAL:**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Act, the Company is required to maintain a minimum net capital of $5,000. The provisions also require that the ratio of aggregate indebtedness to net capital, both as defined by the Securities Act, shall not exceed 15:1. As of September 30, 2015, the excess net capital of the Clearinghouse was $17,543, and the Company was in compliance with the minimum net capital requirements and the related net capital ratio.

4. **RECEIVABLE FROM AFFILIATE:**

The receivable from affiliate of $1,837,335 at September 30, 2015 results from the net transactions pursuant to the MSA with OGAC. For financial reporting purposes, the receivable is classified as a contra-equity account rather than as an asset due to the nature of the receivable with a related party; and the fact that repayment and other terms may be modified at the discretion of related parties.

For the purposes the Net Capital calculation, the intercompany receivable is classified as a non-allowable asset (i.e assets not readily convertible to cash consistent with Rule 15c3-1(c)(2)).

Additionally, the Company recognized $208,879 of retention fee revenue from OGAC. This amount relates to revenue for the Company holding its broker dealer license.

5. **<u>SUBSEQUENT EVENTS</u>:**

The Company evaluated subsequent events after the balance sheet date of September 30, 2015 through November 30, 2015, the date that the financial statements were available to be issue.

SUPPLEMENTAL SCHEDULES

THE OIL & GAS ASSET CLEARINGHOUSE II, LLC

SCHEDULE 1 – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF SEPTEMBER 30, 2015

STOCKHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL	$ 1,866,459
LESS NON-ALLOWABLE ASSETS:	
Prepaid expenses	(6,581)
Receivable from affiliate	(1,837,335)
Net capital	22,543
NET CAPITAL REQUIREMENT:	
The greater of $5,000, or aggregate indebtedness not to exceed 1,500% of net capital	5,000
EXCESS NET CAPITAL	$ 17,543

The computation of net capital included in the Company's Form X-17A-5 (FOCUS Report, Part II) as of September 30, 2015 agrees with the above computation.

THE OIL & GAS ASSET CLEARINGHOUSE II, LLC

SCHEDULE 2 – OTHER REQUIRED INFORMATION

SEPTEMBER 30, 2015

Statement of Changes in Liabilities Subordinated to Claims of General Creditors Pursuant to Rule 17a-5(d)(2):
The statement of changes in liabilities subordinated to claims of general creditors is omitted since no such liabilities exist.

Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3:
The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(2)(i).

Information Relating to the Possession or Control Requirements as Required by Rule 15c3-3:
Information relating to the possession or control requirements is omitted since the Company has no customer securities in its possession nor under its control.

HEIN

Hein & Associates LLP
500 Dallas St., Suite 2500
Houston, Texas 77002

www.heincpa.com
P 713.850.9814
F 713.850.0725

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
The Oil & Gas Asset Clearinghouse II, LLC
Houston, Texas

We have reviewed management's statements, included in the accompanying Exemption Report, in which (a) The Oil & Gas Asset Clearinghouse II, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) and (b) the Company stated that The Oil & Gas Asset Clearinghouse II, LLC met the identified exemption provisions for the year ended September 30, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hein + Associates LLP

Hein & Associates LLP

Houston, Texas
November 30, 2015

THE OIL & GAS ASSET CLEARINGHOUSE II, LLC

EXEMPTION REPORT

September 30, 2015

The Oil & Gas Asset Clearinghouse II, LLC Assertions

We confirm, to the best of our knowledge and belief, that:

1. The Oil & Gas Asset Clearinghouse II, LLC claimed an exemption from SEC Rulel5c3-3 under the provisions in paragraph of (k)(2)(ii) throughout the period October 1, 2014 to September 30, 2015.

2. The Oil & Gas Asset Clearinghouse II, LLC met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the period October 1, 2014 to September 30, 2015 without exception.

Sign: __________ Date: 11/18/2015

The Oil & Gas Asset Clearinghouse II, LLC
Harrison Williams
Chief Executive Office
500 North Sam Houston Pkwy W 150
Houston, Texas 77967

HEIN

Hein & Associates LLP
500 Dallas St., Suite 2500
Houston, Texas 77002

www.heincpa.com
P 713.850.9814
F 713.850.0725

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

HEIN

Hein & Associates LLP
500 Dallas St., Suite 2500
Houston, Texas 77002

www.heincpa.com
P 713.850.9814
F 713.850.0725

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
The Oil & Gas Asset Clearinghouse II, LLC
500 N. Sam Houston Pkwy. West, Suite 150
Houston, Texas 77067

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended September 30, 2015, which were agreed to by The Oil & Gas Asset Clearinghouse II, LLC (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries copies of bank wires, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended September 30, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2015, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting general ledger details, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related general ledger details supporting the adjustments, noting no differences.
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hein & Associates LLP

Hein & Associate LLP

Houston, Texas
November 30, 2015

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 9/30/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

046630 FINRA SEP
THE OIL & GAS ASSET CLEARINGHOUSE II LLC
500 N SAM HOUSTON PKWY W STE 150
HOUSTON TX 77067-4340

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A.	General Assessment (item 2e from page 2)	$ 12,663.91
B.	Less payment made with SIPC-6 filed (exclude interest) 4/28/15 Date Paid	(7,437.76)
C.	Less prior overpayment applied	(450.00)
D.	Assessment balance due or (overpayment)	4,776.15
E.	Interest computed on late payment (see instruction E) for _____ days at 20% per annum	—
F.	Total assessment balance and interest due (or overpayment carried forward)	$ 4776.15
G.	PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 4,776.15
H.	Overpayment carried forward	$(________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

The Oil & Gas Asset Clearinghouse II, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Controller
(Title)

Dated the 3 day of November, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Item No.	Amounts for the fiscal period beginning 10/1/2014 and ending 9/30/2015 Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 5,535,393
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	80,473
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	180,477
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Mgmt Agreement between OGAC II and sister co (OGAC) (Deductions in excess of $100,000 require documentation) dollar for dollar reimbursements	208,879
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	469,829
2d. SIPC Net Operating Revenues	$ 5,065,564
2e. General Assessment @ .0025	$ 12,663.91 (to page 1, line 2.A.)